UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO
(Rule 14d-100)

(Amendment No. 12)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

GOLDCORP INC.
(Name of Subject Company (Issuer))

GLAMIS GOLD LTD.
(Name of Filing Person (Offeror))

Common Shares
(Title of Class of Securities)

38095640
(CUSIP Number of Class of Securities)

Charles A Jeannes, Esq.
Senior Vice President, Administration,
General Counsel and Secretary
Glamis Gold Ltd.
5190 Neil Road, Suite 310, Reno, Nevada 89502
(775) 827-4600
(Name, address and telephone number of person authorized to
receive notices and communications on behalf of filing person)

with a copy to:

David S. Stone, Esq.
Neal, Gerber & Eisenberg, LLP
2 North LaSalle Street, Suite 2200
Chicago, Illinois 60602
(312) 269-8000

Calculation of Filing Fee

Transaction Valuation (1)	Amount of Filing Fee (2)

$2,856,644,848	$336,228

(1) Estimated for purposes of calculating the amount of the filing fee only. The transaction valuation was determined by multiplying 210,124,667, the number of Goldcorp Inc. common shares outstanding on December 22, 2004, by $13.595, the price of a Goldcorp common share, calculated based on the average of the high and low prices for Goldcorp common shares reported on the New York Stock Exchange on December 8, 2004.

(2) The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$336,228
Form or Registration No.:	F-10
Filing party:	Glamis Gold Ltd.
Date filed:	January 7, 2005

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	Third party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

     This Amendment No. 12 amends and supplements the Tender Offer Statement on Schedule TO, originally filed with the Securities and Exchange Commission on January 7, 2005, relating to the third party tender offer made pursuant to the offer to purchase and circular dated January 7, 2005 (as amended or supplemented from time to time, the “Offer and Circular”) and in the related Letter of Transmittal. Upon the terms and subject to the conditions described in the Offer and Circular and Letter of Transmittal, Glamis Gold Ltd., a British Columbia, Canada, corporation (“Glamis”) is offering to purchase all outstanding common shares of Goldcorp Inc., an Ontario, Canada, corporation (“Goldcorp”). Capitalized terms used herein but not defined herein have the respective meanings assigned to such terms in the Offer and Circular.

     The Notice of Variation and Extension, dated February 7, 2005 (the “Notice”), is filed herewith as Exhibit (a)(1)(vii). The Notice amends certain terms and conditions of the Offer contained in the Offer and Circular, including by extending the offer described therein from February 14, 2005 to February 24, 2005, and increasing the consideration Glamis is offering to Goldcorp shareholders from 0.89 of a Glamis share to 0.92 of a Glamis common shares for each outstanding common share of Goldcorp. The information set forth in the Notice is hereby incorporated by reference to amend certain information required to be provided under Items 1, 2, 4, 5, 10 and 12 of the Schedule TO.

     On February 7, 2005, Glamis issued a press release announcing that it is enhancing its take-over bid for all of the common shares of Goldcorp by increasing the price from 0.89 to 0.92 of a Glamis common share for each Goldcorp common share. A copy of the press release is attached hereto as Exhibit (a)(5)(xxv) and is incorporated herein by reference.

     On February 8, 2005, Glamis issued a press release responding to Goldcorp’s announcement of a special dividend. A copy of the press release is attached hereto as Exhibit (a)(5)(xxvi) and incorporated herein by reference.

     Attached hereto as Exhibit (a)(5)(xxvii) and incorporated herein by reference is a transcript of a conference call made available on Glamis’ website.

Item 1. Summary Term Sheet

     Please see the Notice, especially the information set forth under “1. Increase in Price Offered for Goldcorp Shares,” “3. Extension of the Offer,” “4. Summary Pro Forma Financial Information,” “5. Price Range and Trading Volumes of Glamis Shares and Goldcorp Shares,” “7. Time for Acceptance,” “8. Take-up of and Payment for Deposited Goldcorp Shares,” and “9. Right to Withdraw Deposited Goldcorp Shares.”

Item 2. Subject Company Information

     Please see the Notice, especially the information set forth under “5. Price Range and Trading Volumes of Glamis Shares and Goldcorp Shares.”

Item 4. Terms of the Transaction

     Please see the Notice, especially the information set forth under “1. Increase in Price Offered for Goldcorp Shares,” “3. Extension of the Offer,” “5. Price Range and Trading Volumes of Glamis Shares and Goldcorp Shares,” “7. Time for Acceptance,” “8. Take-up of and Payment for Deposited Goldcorp Shares,” and “9. Right to Withdraw Deposited Goldcorp Shares.”

Item 5. Past Contacts, Transactions, Negotiations and Agreements

     Please see the Notice, especially the information set forth under “6. Recent Developments.”

Item 10. Financial Statements

     Please see the Notice, especially the information set forth under “4. Summary Pro Forma Financial Information” and “Annex A—Revised Pro Forma Consolidated Financial Statements.”

Item 12. Exhibits.

     (a)(1)(vii) Notice of Variation and Extension, dated February 7, 2005

     (a)(5)(xxv) Press Release, dated February 7, 2005

     (a)(5)(xxvi) Press Release, dated February 8, 2005

     (a)(5)(xxvii) Transcript of Conference Call

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 8, 2005

Glamis Gold, Ltd.
By:	/s/ Charles A. Jeannes
	Name:	Charles A. Jeannes
	Title:	Senior Vice President, Administration, General Counsel and Secretary